electrovaya

Investor Presentation

June - 2025

(All figures in USD)


electrovaya

NASDAQ : ELVA
TSX : ELVA

Safe Harbor Statement

electrovaya

Forward-looking statements:

This presentation contains forward-looking statements and forward looking information (collectively, "forward-looking statements"), including statements that relate to, among other things, the size of the Company's addressable market and target verticals and applications, margin performance capabilities of new target operating segments, future operating jurisdictions including plans for manufacturing expansion in the United States and Japan, the ability to take advantage of manufacturing incentives for United States based manufacturers, the development of new products including solid-state batteries, the characteristics thereof, and the need for separator technology therein, the size of the Company's sales pipeline and the ability to satisfy orders thereunder, the Company's ability to satisfy its ongoing debt obligations, intentions to refinance existing debt facilities, anticipated continued increase in sales momentum in fiscal 2025, the future direction of the Company's business and products, technology development and other statements regarding the Company's markets, objectives, goals, strategies, intentions, beliefs, plans, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are necessarily based on assumptions and involve risks and uncertainties, and undue reliance should not be placed on such statements. As a result actual results may differ materially from any result or expectation expressed or implied in forward-looking statements. Material assumptions on which forward-looking statements herein are based include that the Company's customers will complete new distribution centres in accordance with communicated expectations, intentions and plans, anticipated new orders based on customers' historical patterns and additional demand communicated to the Company and its partners, but not yet provided as a purchase order, expected decreases in input and material costs combined with stable selling prices in FY 2025, that the Company will be able to deliver ordered products on a basis consistent with past deliveries, that the Company's customer counterparties will meet their production and demand growth targets, the Company's ability to successfully execute its plans and intentions, including with respect to the entry into new business segments and verticals as well as servicing existing customers, the availability to obtain financing on reasonable commercial terms, including refinancing existing debt and completing the announced financing with the Export-Import Bank of the United States, the impact of competition and new technologies on the Company, that the Company's relationships with its suppliers, customers, lenders and other third parties will be maintained, market growth for lithium-ion battery applications, the Company's ability to service debt obligations and adhere to negotiated debt covenants, the regulatory, legal and political framework governing taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business and the interpretations of applicable laws, the Company's future research and development levels and future production levels, and the Company's operating costs and expected capital expenditures. Important factors that could cause actual results to differ materially from expectations include but are not limited to the impact of political decisions in the United States and elsewhere on trade and with respect to government incentives for manufacturing, natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geopolitical events, including the imposition of tariffs or trade controls that could impact the Company's cross-border business, market demand among the Company's customers and target markets for lithium-ion batteries as well as those additional risk factors found in the Company's base shelf prospectus dated September 17, 2024 and any supplement thereto, and the documents incorporated by reference therein. The Company does not undertake any obligation to update or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing Electrovaya's assessments as of any date subsequent to the date of this presentation.Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2024 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. These and other risks and uncertainties related to Electrovaya's business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled "Risk Factors" in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Electrovaya assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Electrovaya's assessments as of any date subsequent to the date of this presentation, all dollar amounts are in U.S. dollars unless otherwise noted.

Electrovaya at a Glance

electrovaya



Infinity Technology - Safety & Longevity

Industry leading **Safety & Longevity** validated by third party & field data

High and **Low** Voltage Battery Systems

Proprietary **Ceramic Separator Technology** - 30+ patents

Perfect Safety Record - 30,000+ batteries deployed with no safety events



Blue Chip Customers & Partners

16 **Fortune 100 clients** across mission critical operations - selecting Electrovaya on **Performance & Safety**

Leading **OEM Partners** in USA & Japan across market segments



Large Addressable Market

$100+ billion market

Material Handling | Commercial Vehicles | Airport - Ground Service Equipment (GSE) | Aerospace & Defense | Class 8 Trucks | Energy Storage



Domestic Manufacturing

US cell and systems

Manufacturing in Jamestown, New York, and Engineering & Systems manufacturing in Mississauga, Ontario



Inflection Point - Growth & Profitability

Profitability: Achieved eight consecutive quarters of positive Adj. EBITDA, with TTM EBITDA reaching $4.6 million & a net profit for the most recent quarter of $0.8 million

Rapid Growth: 40% annual growth in the latest quarter (FYQ2); set to exceed $60 million in revenue for FY2025 which would represent over 36% annual growth

Competitive Landscape -Unique Advantages

Electrovaya

Safety

Fully embedded ceramic separators reduce risks propagating fire

Longevity

One battery lasts 10–15 years of daily use
Outlasts typical batteries by **3–5×.**

Production MADE IN USA

Jamestown NY lithium ion cell output will utilize domestic or friendly supply chains by mid 2026

Cost of Ownership

One battery. Years of savings.

Competitors

Safety

Lacks advanced safety features

Longevity

Requires 2–5 replacements over 10-15 years

Production

Mostly dependent on China based supply chains

Cost of Ownership

More replacements = More cost

Infinity Technology - Safety Advantage

Fires are a common risk with typical lithium-ion batteries





CALIFORNIA NEWS

Warehouse containing lithium-ion batteries burns in Riverside County


FIRE LINE DO NOT CROSS

16 Sep 2024

Electric semi-truck lithium battery fire took 189,000 litres of water to extinguish, according to NTSB reports

Energy Transition

Fire burns for five days at huge lithium-ion energy storage facility

Lithium-ion battery fires are rare but extremely hard to put out and have blackened image of key clean energy tech

Breaking News

9 electric buses destroyed by suspected lithium battery fire in Taichung City

Product Differentiation - Ceramic Separator

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Full Ceramic vs Coated PO Separator Thermal Stability


Coated PO
Full Ceramic
15 min at
130°C
Coated PO
Full Ceramic

Ceramic-Coated PO Separator (Competitors)



Fully Embedded Ceramic Separator (Electrovaya)



- **Heat Stability Advantage:** Unlike competitors' ceramic coatings that can shrink or deform under high temperatures, Electrovaya's ceramic separators maintain their structural integrity, ensuring consistent performance even in demanding conditions
- **Enhanced Safety and Reliability:** Electrovaya's proprietary ceramic separators resist heat-induced shrinkage, reducing the risk of thermal runaway and ensuring long-term durability in heavy-duty applications

Infinity Technology - Safety is our Top Priority

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INFINITY BATTERIES PROVIDE ADDITIONAL PREVENTION TO FIRE PROPAGATION


No fire
Nail Penetration Test

Fire Propagation Test



- No flames escaped the battery enclosure
- No internal propagation, the fire was contained within the faulted sub-module

TYPICAL BATTERIES PROPAGATE FIRE


Nail Penetration Test



- Risks costly damage and downtime
- Serious health and safety risks

Multi-Million-Mile Batteries - Lowest Cost of Ownership

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Consumer Electronics
E-Bike
EV
Forklift (MHE)
E-Bus
Energy storage
500
1000
2000
5000
9000
Longevity
*CYCLE EQUIVALENT:

14,000 cycles is equivalent to 3,500,000 miles for 250-mile range car [1]


120
100
80
60
40
Initial Capacity (%)
Typical NMC Cell
2000 cycles at EOL
Typical LFP Cell
4000 cycles at EOL
ELVA's Infinity Cell
14000 + cycles
0
2000
4000
6000
8000
10000
12000
14000
Cycle Number [2]


4,000,000
3,000,000
2,000,000
1,000,000
0
Equivalent Miles [3]
Top-2 China
Top-3 Japan
Top-3 Korea
Top-3 China
Electrovaya

1) Greencarreports
2) In-house testing
3) Competitor sources and autoevolution

Addressable Markets are Extensive

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MARKET SIZE

Total: $113.5 Billion Addressable Market in 2024*


$7.8 billion
$1.5 billion
$33.3 billion
$70.9 billion

- Electric commercial vehicle
- Material handling equipment
- Stationary energy storage
- Defense

*Data numbers obtained through: www.marketsandmarkets.com

TARGET APPLICATIONS


Train
E-truck
Material Handling
Mining
Defense
Energy Storage
Locomotive
Construction

Electrovaya Powered - Mission Critical & 24/7

Total 30,000+
Infinity Battery systems deployed

Powering over 200 warehouses & logistic centers

Empowering mission-critical operations



24/7

Customers and Partners - Infinity Batteries

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Strategic Partnership

TOYOTA MATERIAL HANDLING N.A.

Sumitomo Corporation Power & Mobility Co., Ltd.

Example OEM Customers

RAYMOND | TOYOTA MATERIAL HANDLING | Bastian SOLUTIONS | JABIL

End Users Example (not a full list)

Walmart | THE HOME DEPOT | MAPLE LEAF | TARGET | LOWE'S

MARS | Unilever | SIEMENS | Mondelēz International

MICHELIN

Lineage | FedEx | CEVA LOGISTICS | 3M

Opportunities - New Target Verticals

electrovaya

With a strong foundation built in the Materials Handling space, we are beginning to develop new vertical applications in 2025 and beyond

Mining & Construction
- Near continuous operation
- Highest cycle-life demand in EV industry
- High priority for battery safety

Defense
- High use applications
- Highest demands for battery safety and reliability

Data Center / Energy Storage
- High use application
- High priority for battery safety

Locomotive, Airport - Ground Service Equipment (GSE) , Class 8 Trucks
- High use application
- High priority for battery safety & reliability

New Products - Robotics, Energy Storage & GSE

4S2P - Module - for heavy duty machinery	7S1P and 14S1P based Packs - for AGVs	80V Battery (22 X 1S6P) - for GSE	Energy Storage 20ft Container
			

New Offering - Demand Response System - SaaS Solution


SOC : 80%
Least Power
BMS
AI

- **AI-Driven Peak Shaving**: Advanced AI algorithms analyze usage patterns to predict and manage peak load times, minimizing energy expenses and grid strain for maximum cost efficiency.
- **Subscription-Based SaaS Model**: Flexible, scalable SaaS platform delivers continuous insights and automated demand response, creating recurring revenue and enhancing customer retention.
- **Competitive Edge Through Analytics**: Exclusive access to proprietary battery data positions our solution as the market leader in tailored energy management for forklift fleets.
- **Expected Investment Return Rate**: Projected strong ROI for customers with a correspondingly high return to Electrovaya
- **Customer Buy-in:** ELVA already has a lineup of customers who are interested in the offering.
- **Targeted Launch: Q4 CY 2025**: Strategic rollout to align with market demand, ensuring robust infrastructure and proven analytics for a compelling customer offering.

Leveraging Longevity Advantage - Recurring Revenue

Growing	Segments	
Recurring Revenue Current - <5% Target - >10%	**Lease/Rentals** • Lower upfront costs (with OEM supported residual value) • Ability to participate in off-lease opportunities • Rentals are a small but growing offering and in use with Electrovaya's largest end customers	***Approx. Margins Capabilities*** ***0-5 yrs : 40%*** ***5 yrs + : 100%***
	SaaS • Opportunities to increase from data analytics (already in use at major customers), demand response and energy storage	***Approx. Margin Capabilities*** ***>80%***
	Aftermarket Services • Spare Parts & accessories • Inspections and studies	***Approx. Margins*** ***30-50%***

Global Reach



Electrovaya Corp & Labs
Mississauga, ON, CA
Electrovaya Gigafactory
Jamestown, NY, USA
Electrovaya Japan
coming soon

US Manufacturing Expansion - Jamestown

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MADE IN USA

Improves profitability, domestic supply chains and opens more market opportunities

FUNDED

Fully funded expansion plan with a $50.8 million direct loan from Export Import Bank of the United States (EXIM) 'Make More in America' initiative

OWNED 137,000 sq ft

Industrial facility on 52 acres

$0.05/kWh

Low cost & 100% renewable electricity

Capacity Expansion

Provides up to $200 million in additional annual manufacturing capacity



US Manufacturing Expansion - Jamestown

electrovaya

STRATEGIC AND FINANCIAL BENEFITS

- Provides reliable, domestic supply of lithium-ion cells (built in America)
- Meets growing customer demand for made in America products & opens new market opportunities
- Vertical integration will improve margins and increases Electrovaya's manufacturing capacity
- Increases Eletrovaya's capabilities to support exports, construction & engineering

FINANCIAL HIGHLIGHTS

- ~$50 million capital expenditure
- Closed $50.8 million loan by EXIM Bank, Make More in America (MMIA)
- Closed Revolving asset based lending facility for $20.0 million with Bank of Montreal (BMO)
- $7.25 million local and state incentive package received
- $10-15 million annual IRA 45x tax credits based on output

Our Products: Technology Solutions

electrovaya

Complementary technologies targeting a number of EV applications
Infinity Batteries provide industry leading longevity and SSBs provide industry leading energy density

Infinity Batteries

Commercial today
Global partners & users

- Superior safety & lowest cost of ownership
- Based on proprietary separator and electrolyte technology
- E-forklift, E-truck, E-bus and Energy Storage System (ESS)

Solid State Batteries

In development stage

- Highest energy density
- Based on proprietary separator and electrolyte technology
- Passenger EVs, Over the road (OTR) trucking, aerospace

ELVA SSBs - Unparalleled Ceramic Separator Experience

electrovaya

Electrovaya has developed a scalable manufacturing approach for the preparation of **flexible ceramic composite separators for SSBs**



Proof-of-Concept Separator Development



Scaling to > $100cm^2$ Separator Manufacturing



SSB Pouch Cell Prototyping

Financial Performance - Profitability Inflection Achieved

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Reaching an inflection point....

Set to be one of the only profitable battery companies in North America



TTM Financials ($000s)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
--
2,500
2,000
1,500
1,000
500
--
(500)
(1,000)
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Sales
Breakeven Sales
Adj. EBITDA
Net Income

- **Revenue and Adj. EBITDA** have continued to improve due to **increased orders** driven by **strong market demand** with now **8 consecutive quarters of being Adj. EBITDA* positive**
- **TTM Revenue $48 million, TTM Adj. EBITDA* $4.6 million**
- **Achieved positive net profit and EPS in Q2-2025**
- **Breakeven ~$50 million/annum** with incremental revenue contributing to net profits
- Reaffirms **Fiscal 2025 Revenue Guidance Exceeding $60 million (>36% annual growth)**

**Non-IFRS Measure: Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business. Adjusted EBITDA is defined as income/loss from operations plus stock-based compensation and depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to IFRS measures. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is income (loss) from operations.*

Summary Balance Sheets and Cap Table

electrovaya

Select Balance Sheet Items

(US$ in thousands)	03/31/2025	03/31/2024
Cash	$283	$1,116
Trade and other receivables	18,073	8,875
Inventories	7,980	11,261
Other current assets	8,966	5,916
Long-term assets	10,121	10,608
Total Assets	**$45,423**	**$36,514**
Trade & other payables	$9,068	$10,596
Short-term debt	-	16,337
Other Liabilities	15,225	2,435
Total Liabilities	**$24,293**	**$29,368**
Total Equity (Deficiency)	**$21,130**	**$7,146**
Total liabilities and equity	**$45,423**	**$36,514**

CapTable

As of 03/31/2025

Outstanding shares	40,106,915
Outstanding warrants	1,420,000
Outstanding stock options	4,842,789
Total	**46,369,704**

Select Equity Items Nasdaq

As of 05/27/2025

Share price	$3.13
Market Cap	$125M
Institutional ownership	~22%
Insider ownership	~28%

Investor & Media queries,
please contact:

Jason Roy
VP, Corporate Development & Investor Relations
Phone: 905-855-4618
Email: jroy@electrovaya.com
Web: www.electrovaya.com



electrovaya